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                               August 28, 2023

       Todd Sanders
       Chief Executive Officer
       Spirits Capital Corporation
       100 Bayview Circle, Suite 4100
       Newport Beach, CA 92660

                                                        Re: Spirits Capital
Corporation
                                                            Offering Statement
on Form 1-A
                                                            Filed August 10,
2023
                                                            File No. 024-12312

       Dear Todd Sanders:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Index to Exhibits
       Exhibit 2.1, page II-2

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also revise your prospectus to
state that there is uncertainty as to whether a court would enforce such provision and that
investors cannot waive compliance with the federal securities laws and
 Todd Sanders
Spirits Capital Corporation
August 28, 2023
Page 2
         the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Exhibit 6.4, page II-2

2. Please tells us whether the Form of Securities Purchase Agreement is the agreement you intend to use for sale of your common stock in this offering. If so, please revise the forum selection provision that identifies the exclusive forum as the state and federal courts sitting in Orange County, California so that it is consistent with the exclusive forum provision in
         Exhibit 2.1. Likewise, please revise the forum selection provision in the Form of
         Subscription Agreement filed as Exhibit 4.1 that states that the subscriber and the company consent to the jurisdiction of any state or federal court in the state of
         Delaware so that it is consistent with the exclusive forum provision in Exhibit 2.1. In addition, if the agreement in Exhibit 6.4 is the agreement you intend to use for the sale of common stock in this offering, please revise your offering circular disclosure to describe the jury waiver provision, including whether or not the provision applies to claims brought under the federal securities laws and whether or not the provision applies to secondary purchasers, and add risk factor disclosure to address the risks related to the provision.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any questions.



FirstName LastNameTodd Sanders                                  Sincerely,
Comapany NameSpirits Capital Corporation
                                                                Division of
Corporation Finance
August 28, 2023 Page 2                                          Office of
Crypto Assets
FirstName LastName